SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 20, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:

Nokia stock exchange release dated November 20, 2015: Conversion of Nokia Corporation’s EUR 750 million convertible bond into Nokia shares

STOCK EXCHANGE RELEASE

November 20, 2015

Conversion of Nokia Corporation’s EUR 750 million convertible bond into Nokia shares

Nokia Corporation
Stock Exchange Release
November 20, 2015 at 9.30 (CET +1)

Conversion of Nokia Corporation’s EUR 750 million convertible bond into Nokia shares

Espoo, Finland - A total of 27 238 491 new Nokia shares have today been registered with the Trade Register. The shares were subscribed for by using the conversion right pertaining to Nokia’s EUR 750 million convertible bond. The conversion amount, EUR 65 100 000, is recorded into the fund for invested non-restricted equity, hence, the share capital of the company will not increase.

The total number of Nokia shares after registration of the shares with the Trade Register is 3 981 888 953. Each share carries one vote.

The new shares will carry the shareholder rights under Finnish law as of the date of registration on November 20, 2015. The shares will commence trading in Nasdaq Helsinki (NOKIA) together with other Nokia shares as of November 20, 2015 and are expected to commence trading on Euronext Paris (NOKIA) as of November 23, 2015. Euronext Paris will publish a notice announcing the admission to trading on Euronext Paris of the new shares.

Possiblity to convert the bonds into Nokia shares ended on November 17, 2015. As per Nokia’s notice on October 8, 2015 all the outstanding convertible bonds will be redeemed at their principal amount plus accrued but unpaid interest on November 26, 2015.

About Nokia
By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

Media enquiries
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Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal